Exhibit 99.1

 Constellation Brands PRESS *release*

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Constellation Brands Repositions Wine and Spirits Business to Accelerate Growth and Increase Shareholder Value

- **Signs agreement with E. & J. Gallo Winery to divest approximately 30 brands from its wine and spirits portfolio principally priced at $11 retail and below, and related facilities, for $1.7 billion**
- **Decision better aligns portfolio with consumer premiumization trends**

VICTOR, N.Y., April 3, 2019 - Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, announced today that it has signed an agreement with E. & J. Gallo Winery to divest approximately 30 brands from its wine and spirits portfolio principally priced at $11 retail and below, and related facilities located in California, New York and Washington for $1.7 billion, subject to closing adjustments. The transaction is also subject to the satisfaction of certain closing conditions, including the receipt of regulatory approval, and is expected to close at the end of the company's first quarter of fiscal 2020.

"One of the hallmarks of our success over the years has been our ability to evolve and stay on the forefront of emerging consumer trends," said Bill Newlands, Constellation Brands president and chief executive officer. "This decision will help enhance organizational focus on a more premium set of wine and spirits brands that better position our company to drive accelerated growth and shareholder value. In turn, Gallo is acquiring a collection of great brands that complement their operational model and business strategy to provide quality products to consumers at every price point."

Constellation's remaining wine and spirits portfolio represents a collection of powerhouse brands such as the iconic Robert Mondavi brand family; The Prisoner Wine Company brand family; Kim Crawford, the #1 sauvignon blanc in the U.S. market; Ruffino, a leading brand family of Italian wines; Meiomi, the #1 pinot noir in the U.S.; and SVEDKA Vodka, the #1 imported vodka in the U.S. The company's portfolio also includes a collection of highly-rated, high-end brands such as SIMI, Schrader Cellars and Mount Veeder Winery wine brands, and High West Whiskey and Casa Noble Tequila, as well as new premium wine innovations such as Cooper & Thief and Spoken Barrel.

Additional commentary and financial information related to the transaction will be discussed during Constellation Brands' Fiscal Year and Fourth Quarter Results conference call, Thursday, April 4, 2019, at 10:30 a.m. EDT. The conference call can be accessed by dialing +1-877-673-1771 and entering conference identification number 4660599, beginning at 10:20 a.m. EDT. A live, listen-only webcast of the conference call will be available on the company's website, www.cbrands.com, under the Investors/Events & Presentations section.



About Constellation Brands

Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada. Constellation is the No. 3 beer company in the U.S. with high-end, iconic imported brands such as the Corona and Modelo brand families and Pacifico. Its high-quality, premium wine and spirits brands include the Robert Mondavi and The Prisoner Wine Company brand families, Kim Crawford, Ruffino, Meiomi and SVEDKA Vodka. The company's portfolio also includes a collection of highly-rated, high-end brands such as SIMI and Mount Veeder Winery wine brands, High West Whiskey and Casa Noble Tequila, as well as new premium wine innovations such as Cooper & Thief and Spoken Barrel.

Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Since its founding in 1945, Constellation's ability to see, meet and stay ahead of shifting consumer preferences and trends across total beverage alcohol has fueled our success and made us the No. 1 growth contributor in beverage alcohol in the U.S.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

Forward-Looking Statements

This news release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The word "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements may relate to business strategy, future operations, prospects, plans and objectives of management, as well as information concerning expected actions of third parties. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements.

The forward-looking statements are based on management's current expectations and should not be construed in any manner as a guarantee that such results will in fact occur or will occur on the timetable contemplated hereby. All forward-looking statements speak only as of the date of this news release and Constellation Brands undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The transaction between Constellation Brands and E. & J. Gallo is subject to the satisfaction of certain closing conditions, including the receipt of required regulatory approval. There can be no assurance that any transaction between Constellation Brands and E. & J. Gallo will occur or will occur on the terms and timetable contemplated hereby.

In addition to risks and uncertainties associated with ordinary business operations, the forward-looking statements contained in this news release are subject to other risks and uncertainties, including completion of the announced transaction by the expected completion date and on the expected terms and conditions; the accuracy of all projections; and other factors and uncertainties disclosed from time-to-time in the company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2018, as supplemented by the company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2018, which could cause actual future performance to differ from current expectations.

MEDIA CONTACTS
Mike McGrew 773-251-4934 | michael.mcgrew@cbrands.com
Alex Wagner 415-912-3788 | alex.wagner@cbrands.com

INVESTOR RELATIONS CONTACTS
Patty Yahn-Urlaub 585-678-7483 | patty.yahn-urlaub@cbrands.com
Bob Czudak 585-678-7170 | bob.czudak@cbrands.com
Tom Conaway 585-678-7503 | thomas.conaway@cbrands.com